Exhibit (a)(5)(I)

Text Message to Shareholders from D.F. King & Co., acting as Information Agent for the Offer.

Text 2 - April 21, 2026

INITIAL MESSAGE

URGENT ACTION REQUIRED: Agero, Inc. is offering $5.50/share in cash for your Urgent.ly (ULY) shares. Contact your broker NOW if you wish to tender your shares before the offer expires. Your broker may have a deadline earlier than the Offer expiration. Reply MORE to review the offering materials. Reply STOP to opt-out. Questions: D.F. King, Information Agent, 1-800-758-5880.

IF MORE:

SCHEDULE TO:

https://www.sec.gov/Archives/edgar/data/1603652/000119312526131754/d132042dsctot.htm

SCHEDULE 14D-9:

https://www.sec.gov/Archives/edgar/data/1603652/000119312526132730/d80461dsc14d9.htm

IF STOP:

We will remove your number from future text messages regarding this matter. We apologize for the inconvenience.